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                         [Contour Energy Co. Letterhead]



                                 August 21, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Mr. Albert Yarashus

VIA FACSIMILE (202.942.9648) AND EDGAR TRANSMISSION

Ladies and Gentlemen:

Contour Energy Co. filed a Registration Statement on S-4 on May 18, 1999 (Reg. No 333-37332). Contour agreed, in a Stipulation and Agreement of Compromise, Settlement and Release approved on August 7, 2000 by Final Order of the Court of Chancery of the State of Delaware and relating to litigation in which Contour was named as a defendant, to withdraw the registration statement. Contour did not commence the consent solicitation contemplated by that registration statement. Contour received no such consents and made no offerings or sales of securities using the prospectus included in that registration statement. Contour requests that the Commission find Contour's withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors and consent to Contour's withdrawal of the Registration Statement pursuant to Rule 477 promulgated under the Securities Act of 1933.


                               Very truly yours,



                               /s/ RICK G. LESTER

                               Rick G. Lester,
                               Senior Vice President and Chief Financial Officer